Exhibit (c)(39)

Project Francis Conflicts Committee GP LLC Discussion Materials of the Board of Directors of Arkose October 6, 2018

Disclaimer These materials have been prepared and are provided by Goldman Sachs on a confidential basis solely for the information and assistance of the Conflicts Committee of Board of Directors of Arkose GP LLC (the “Committee"), the general partner of Arkose GP LP (the "Company"), in connection with its consideration of the matters referred to herein. These materials and Goldman Sachs’ presentation relating to these materials (the “Confidential Information”) may not be disclosed to any third party or circulated or referred to publicly or used for or relied upon for any other purpose without the prior written consent of Goldman Sachs. The Confidential Information was not prepared with a view to public disclosure or to conform to any disclosure standards under any state, federal or international securities laws or other laws, rules or regulations, and Goldman Sachs does not take any responsibility for the use of the Confidential Information by persons other than those set forth above. Notwithstanding anything in this Confidential Information to the contrary, the Company may disclose to any person the US federal income and state income tax treatment and tax structure of any transaction described herein and all materials of any kind (including tax opinions and other tax analyses) that are provided to the Company relating to such tax treatment and tax structure, without Goldman Sachs imposing any limitation of any kind. The Confidential Information has been prepared by the Investment Banking Division of Goldman Sachs and is not a product of its research department. Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, any other party to any transaction and any of their respective affiliates or any currency or commodity that may be involved in any transaction. Goldman Sachs’ investment banking division maintains regular, ordinary course client service dialogues with clients and potential clients to review events, opportunities, and conditions in particular sectors and industries and, in that connection, Goldman Sachs may make reference to the Company, but Goldman Sachs will not disclose any confidential information received from the Company. The Confidential Information has been prepared based on historical financial information, forecasts and other information obtained by Goldman Sachs from publicly available sources, the management of the Company or other sources (approved for our use by the Company in the case of information from management and non-public information). In preparing the Confidential Information, Goldman Sachs has relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, and Goldman Sachs does not assume any liability for any such information. Goldman Sachs does not provide accounting, tax, legal or regulatory advice. Goldman Sachs has not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company or any other party to any transaction or any of their respective affiliates and has no obligation to evaluate the solvency of the Company or any other party to any transaction under any state or federal laws relating to bankruptcy, insolvency or similar matters. The analyses contained in the Confidential Information do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold or purchased. Goldman Sachs’ role in any due diligence review is limited solely to performing such a review as it shall deem necessary to support its own advice and analysis and shall not be on behalf of the Company. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses, and Goldman Sachs does not assume responsibility if future results are materially different from those forecast. The Confidential Information does not address the underlying business decision of the Company to engage in any transaction, or the relative merits of any transaction or strategic alternative referred to herein as compared to any other transaction or alternative that may be available to the Company. The Confidential Information is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of such Confidential Information and Goldman Sachs assumes no responsibility for updating or revising the Confidential Information based on circumstances, developments or events occurring after such date. The Confidential Information does not constitute any opinion, nor does the Confidential Information constitute a recommendation to the Committee, any security holder of the Company or any other person as to how to vote or act with respect to any transaction or any other matter. The Confidential Information, including this disclaimer, is subject to, and governed by, any written agreement between the Company and the Committee, on the one hand, and Goldman Sachs, on the other hand. 1

Implications of New GP Expected Dividend Policy New GP Pro Forma DCF – Status Quo Coverage New GP Pro Forma DCF – Expected Dividend Policy 2019 2020 2021 2022 2019 2020 2021 2022 Assumed Coverage 1.31 x 1.17 x 1.11 x 1.05 x Dividend Guidance Retained Cash Flow $ 198 $ 143 $ 121 $ 70 Implied Coverage 1.31 x 1.23 x 1.23 x 1.19 x Retained Cash Flow $ 193 $ 186 $ 229 $ 218 Source: Midstream Standalone Projections, GP Pro Forma Projections, Bloomberg market data as of 5-Oct-2018 1 As communicated by Management during week of October 1st, and which is subject to New GP board approval. Mid-point of guidance reflected in forecast provided by management. Financial Analyses 2 % Change in DCF/ Share 0% 0% 0% 0% % Change in Dividend 1% (5)% (10)% (11)% $mm Increase in Retained Cash Flow $(5) $ 43 $ 108 $ 149 Mid Point $ 1.24 $ 1.60 $ 1.93 $ 2.31 Implied Dividend $ 1.23 $ 1.69 $ 2.14 $ 2.60 DCF / Share $ 1.62 $ 1.97 $ 2.38 $ 2.74 DCF / Share $ 1.62 $ 1.97 $ 2.38 $ 2.74 The expected change in GP Dividend Policy1 to retain more cash flow rather than maximizing dividends implies DCF should become the more important valuation metric to accurately measure the value of the cash flows generated by the assets

GP Intrinsic Value Analyses Present Value of Future Share Price Status Quo Pro Forma $ 33.22 $ 31.49 $ 30.11 $ 30.12 $ 28.38 $ 26.10 $ 27.01 $ 27.17 $ 26.05 $ 25.90 $ 24.24 $ 23.39 $ 23.45 $ 21.27 $ 21.03 $ 20.79 $ 18.80 $ 17.51 $ 17.51 $ 17.02 Hold Period: (Year-End) 2019 14.0 x P/DCF 2020 12.5 x P/DCF 2021 2019 16.7 x P/DCF 2020 14.8 x P/DCF 2021 11.0 x P/DCF Current 13.3 x P/DCF Current 6.00% 6.75% 7.50 % DCF Yield Source: GP Standalone Projection, GP Pro Forma Projections, and Bloomberg market data as of 5-Oct-2018 Financial Analyses 3 Equivalent Assumes 9% Ke

Appendix A: Additional Reference Materials

INVESTMENT BANKING DIVISION

Public Company Trading

Midstream Comparable Companies

($ in millions, except per share / unit values)

Company	Price / LP DCF 2019E	Price / LP DCF 2020E	19E-20E DCF YoY Growth	DPU Yield 2019E	DPU Yield 2020E	19E-20E DPU YoY Growth	Total Debt / 2018E EBITDA
Arkose Midstream[1] (Management)	10.8 x	9.2 x	20 %	7.4 %	9.6 %	29 %	1.9 x
CNX Midstream	11.2 x	10.0 x	12 %	7.9 %	9 %	15 %	2.5 x
Crestwood	11.2	10.9	3	6.6	7	6	3.7
DCP Midstream	10.7	10.1	7	7.3	8	3	4.3
Enable Midstream	10.9	10.1	7	7.5	8	2	3.5
EnLink Midstream	11.4	11.1	3	8.4	9	2	3.9
EQT Midstream	9.0	7.8	NA[2]	9.6	11	15	3.4
Hess Midstream	12.3	10.7	15	7.1	8	15	0.0
Noble Midstream	9.1	8.0	15	6.5	8	20	2.4
Shell Midstream	14.3	13.1	9	7.8	8	8	3.5
Targa Resources	12.9	10.6	22	6.2	6	0	4.3
Western Gas	10.2	9.9	3	8.9	9	5	3.5
High Valuation	14.3 x	13.1 x	22 %	6.2 %	6.5 %	20 %	4.3 x
Mean	11.2	10.2	10	7.6	8.3	8	3.2
Median	11.2	10.1	8	7.5	8.1	6	3.5
Low Valuation	9.0	7.8	3	9.6	11.0	0	0.0

Sources: IBES, latest publicly available financial statements, and Bloomberg market data as of 5-Oct-2018. Projected EBITDA and DPS are based on IBES median estimates; projected LP DCF calculated based on median of brokers who provide LP DCF and/or total DCF and LP units outstanding. All research estimates have been calendarized to December.

[1] Source: Management Status Quo Projections, latest publicly available financial statements, IBES/Wall Street research, and Bloomberg market data as of 04-Jun-2018. Projected EBITDA, LP DCF, and DPS are based on Management Status Quo Projections in the Arkose management case; IBES case follows the same methodology as peers.

[2] NA due to lack of broker consensus for status quo and pro forma

Additional Reference Materials

5